April 12, 2010

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, DC 20549

RE:	Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Period Ended September 30, 2009

File No.: 001-06523

Dear Mr. West,

We have received and reviewed your letter dated March 29, 2010. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-Q for Quarterly Period Ended September 30, 2009

Note 8 – Securitizations

Credit Card Securitizations, page 37

1.	We note your response to comment three of our letter dated December 30, 2009. We understand it is your position that the exchange of a portion of your seller’s interest for the Class D security did not qualify for sale accounting under ASC 860-10-40-4 as no consideration other than beneficial interests in the assets exchanged were received in the transfer. You therefore determined the appropriate accounting treatment was to recognize the Class D security at the carryover basis of the seller’s interest exchanged. In order to help us understand your conclusions, please tell us how you considered the guidance in ASC 860-10-55-16 in determining that this exchange would even qualify as a “transfer” under ASC 860. In this regard, please tell us whether you consider your seller’s interest to be beneficial interests issued by the trust, and confirm that it is with this same trust that you have exchanged a portion of your seller’s interest for a new Class D security.

Response:

Consistent with ASC 860-10-55-44, we view our seller’s interest as a beneficial interest in the Trust’s assets. The exchange of a portion of this seller’s interest for the Class D security was with this same Trust. However, in order for ASC 860-10-55-16 to be applicable, the exchange must be for “an equivalent, but different, form of beneficial interests in the same transferred financial assets”. In our case, the exchange of a portion of the seller’s interest for the Class D security is not “equivalent”. Specifically, the Class D security received in the exchange is a subordinated security whereas the seller’s interest is pari passu to all of the investor interests in the Trust. The rights to cash flows of the Class D security and the seller’s interest are indeed different, as are other rights and obligations in matters of the Trust.

As noted in our previous response dated December 11, 2009, the Trust is essentially divided into the uncertificated seller’s interest and the certificated investor interests, each of which represents an undivided interest in the Trust. The investor interests are then generally tranched into different classes of securities with different levels of subordination. The Class D security received in the exchange is subordinate to the Class A, B and C notes, and as a result, the Class D security will absorb losses before those notes.

It is our view that the exchange is a transfer of financial assets and accordingly, it is our view that ASC 860 is the authoritative accounting guidance for the Class D transaction. As noted in our previous responses dated December 11, 2009 and January 26, 2010, it is our view that the accounting for the Class D transaction was compliant with the requirements under ASC 860.

2.	As a related matter, please tell us whether you gave any consideration as to whether the exchange of a portion of your seller’s interest for a Class D security would be considered a troubled debt restructuring. Refer to the guidance in ASC 310-40-40-8A.

Response:	It is our view that the exchange of a portion of the seller’s interest for the Class D security is not a troubled debt restructuring under ASC 310-40-40-8A.

First, regardless of whether the Trust could be considered a debtor in other contexts, the seller’s interest is not a debt of the Trust for purposes of ASC 310-40-40-8A. Rather, the seller’s interest represents a separate ownership interest in the Trust, pari passu with the investor interests. Since the seller’s interest is not a debt of the Trust, exchanging a portion of the seller’s interest for the Class D security could not be considered a troubled debt restructuring.

Second, paragraph 2 of SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”) (ASC 310-40-15-5) describes a troubled debt restructuring as when “…the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.” Even if the Trust were considered a debtor in this analysis, the concession granted by the Corporation would not be made to the Trust; rather, the concession would be granted to the investors in the Class A, B and C notes.

Paragraphs 2 and 3 of SFAS 15 clearly articulate that the motivation of a troubled debt restructuring is for the creditor to maximize the recovery of its investment by obtaining “more cash or other value from the debtor, or to increase the probability of receipt, by granting the concession than by not granting it.” The Class D transaction was not effected for the Corporation to obtain more cash or other value from the Trust nor does it lead to an increased probability of greater receipt of cash or other value. On the contrary, the portion of the seller’s interest that was exchanged had a right to receive cash flows pari passu with the investor interests, while the Class D security is subordinate to the Class A, B and C notes.

Finally, we note that at the time of the transfer (March 2009) the applicable accounting literature was SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”) (ASC 860), which was a higher level of authoritative guidance than Emerging Issues Task Force (“EITF”) Issue No. 94-8, Accounting for Conversion of a Loan into a Debt Security in a Debt Restructuring. Because SFAS 140 (ASC 860) was directly on point, consideration of lower authoritative guidance that was not directly on point, including EITF Issue No. 94-8, was not appropriate. Thus, it is our view that the accounting conclusion reached under SFAS 140 (ASC 860) in March 2009 was appropriate.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers, LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

John M. James
Corporate Controller

cc:	Neil A. Cotty, Interim Chief Financial Officer and Chief Accounting Officer
Edward P. O’Keefe, General Counsel
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP